For Immediate Release
April 28, 2011
SAP Reports 26% Growth in Software Revenue and 20% Growth in Software and Software Related Service Revenue
•	Software Revenue Growth Rate More than Doubled in First Quarter 2011 Compared to First Quarter 2010

•	5th Consecutive Quarter of Double-Digit Growth in Non-IFRS Software and Software Related Service Revenue

•	Non-IFRS Operating Profit Increased 26%

•	Record First Quarter Operating Cash Flow

•	SAP Reiterates Full-Year Outlook
WALLDORF, Germany — April 28, 2011 — SAP AG (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2011.
“We are pleased to report our fifth consecutive quarter of double-digit growth in software and software related service revenue,” said Werner Brandt, CFO of SAP. “The strong top line results coupled with a double-digit increase in non-IFRS operating profit keep us on track to deliver further profitable growth in 2011 and beyond.”
“Coming off our largest fourth quarter software revenue results in our history, our strong momentum continued in the first quarter,” said Bill McDermott, Co-CEO of SAP. “Our customers are embracing our innovation and open ecosystem strategy. This is driving demand across our industry leading portfolio of business applications, analytics, and enterprise mobility solutions. We delivered double-digit revenue growth in all regions, benefitting from an increasing contribution to software revenue from our partner and channel business.”
Jim Hagemann Snabe, Co-CEO of SAP, continued, “SAP’s strategy of growth through innovation is clearly paying off and we remain confident about our future outlook. We offer great value to our customers with the most modern business suite and analytics solutions in the industry. In addition, our innovations addressing new markets with in memory, on demand and mobility are rapidly gaining traction. We are innovating faster in all product areas and continue to increase operational efficiency across the company.”

SAP Reports First Quarter 2011 Results	Page 2
FINANCIAL HIGHLIGHTS — First Quarter 2011

	First Quarter 20111)
	IFRS			Non-IFRS2)
							% change
€ million, unless			%			%	const.
otherwise stated	Q1 2011	Q1 2010	change	Q1 2011	Q1 2010	change	curr.3)
Software revenue	583	464	26%	583	464	26%	24%
Software and software-related service revenue	2,327	1,947	20%	2,344	1,947	20%	17%
Total revenue	3,024	2,509	21%	3,041	2,509	21%	18%
Total operating expenses	-2,427	-1,952	24%	-2,262	-1,892	20%	17%
— thereof TomorrowNow litigation	-2	0	n/a	0	0	0%
Operating profit	597	557	7%	779	617	26%	21%
Operating margin (%)	19.7	22.2	-2.5pp	25.6	24.6	1.0pp	0.7pp
Profit after tax	403	387	4%	528	439	20%
Basic earnings per share (€)	0.34	0.33	3%	0.44	0.37	19%
Number of employees (FTE)	53,872	47,598	13%	na	na	na	na

1)	All figures are unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Revenue — First Quarter 2011
•	IFRS software revenue was €583 million (2010: €464 million), an increase of 26% (24% at constant currencies).

•	IFRS software and software-related service revenue was €2.33 billion (2010: €1.95 billion), an increase of 20%. Non-IFRS software and software-related service revenue was €2.34 billion (2010: €1.95 billion), an increase of 20% (17% at constant currencies).

•	IFRS total revenue was €3.02 billion (2010: €2.51 billion), an increase of 21%. Non-IFRS total revenue was €3.04 billion (2010: €2.51 billion), an increase of 21% (18% at constant currencies).
First quarter 2011 non-IFRS software and software-related service revenue and total revenue exclude a deferred support revenue write-down from acquisitions of €17 million.

SAP Reports First Quarter 2011 Results	Page 3
Profit — First Quarter 2011
•	IFRS operating profit was €597 million (2010: €557 million), an increase of 7%. Non-IFRS operating profit was €779 million (2010: €617 million), an increase of 26% (21% at constant currencies).

•	IFRS operating margin was 19.7% (2010: 22.2%), a decrease of 2.5 percentage points. Non-IFRS operating margin was 25.6% (2010: 24.6%), or 25.3% at constant currencies, an increase of 1.0 percentage point (0.7 percentage points at constant currencies).

•	IFRS profit after tax was €403 million (2010: €387 million), an increase of 4%. Non-IFRS profit after tax was €528 million (2010: €439 million), an increase of 20%. IFRS basic earnings per share was €0.34 (2010: €0.33), an increase of 3%. Non-IFRS basic earnings per share was €0.44 (2010: €0.37), an increase of 19%. The IFRS effective tax rate in the first quarter of 2011 was 30.9% (2010: 25.7%). The non-IFRS effective tax rate in the first quarter of 2011 was 31.0% (2010: 25.2%).
First quarter 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €17 million, acquisition-related charges of €112 million, discontinued activities of €2 million and stock-based compensation expenses of €52 million (2010: €0 million, €54 million, €0 million and €5 million). First quarter 2011 non-IFRS profit after tax and non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €11 million, acquisition-related charges of €76 million, discontinued activities of €1 million and stock-based compensation expenses of €37 million (2010: €0 million, €41 million, €7 million and €4 million) net of tax.
Cash Flow — First Quarter 2011
Operating cash flow for the first quarter 2011 was €1.59 billion (2010: €772 million), which is the highest operating cash flow for a first quarter in the Company’s history. Free cash flow was €1.45 billion (2010: €715 million), an increase of 103%. Free cash flow was 48% of total revenue (2010: 28%). At March 31, 2011, SAP had a total group liquidity of €4.49 billion (December 31, 2010: €3.53 billion), which includes cash and cash equivalents and short term investments. Net liquidity at March 31, 2011 was €633 million, which included €3.85 billion of debt, of which €3.25 billion resulted from the proceeds of bond and private placement transactions.
Business Outlook
SAP is providing the following outlook for the full-year 2011, which is unchanged from its previous outlook reported on January 26, 2011 and then reaffirmed in the 2010 Annual Report to Shareholders published on March 18, 2011 and the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 18, 2011.

SAP Reports First Quarter 2011 Results	Page 4
•	The Company expects full-year 2011 non-IFRS software and software-related service revenue to increase in a range of 10% — 14% at constant currencies (2010: €9.87 billion).

•	The Company expects full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion — €4.65 billion at constant currencies (2010: €4.01 billion), resulting in a 2011 non-IFRS operating margin increasing in a range of 0.5 — 1.0 percentage points at constant currencies (2010: 32.0%).

•	For the full-year 2011, the Company projects an IFRS effective tax rate of 27.0% — 28.0% (2010: 22.5%) and a non-IFRS effective tax rate of 27.5% — 28.5% (2010: 27.3%).
Major Customer Wins
In the first quarter of 2011, SAP closed major contracts in key regions.
EMEA:
SAP - Kantonsspital Aarau AG, Stadtverwaltung Biel, PIERRE & VACANCES SA, GALP ENERGIA, S.A., OJSC Promsvyazbank (PSB), OOO Rosgosstrakh
Sybase - Ericsson, Telefonica, 1&1 Internet AG
Americas:
SAP - Banco Intermedium S.A., PrimeSource Building Products Inc., Coinstar, Inc., Interpublic Group of Companies Inc., Sedgwick County, Kansas, Mohawk Industries, Inc.
Sybase — Synnex, Fujioka Eletro Imagem S/A, Medical Data Systems
Asia Pacific/Japan:
SAP - Jiangsu King’s Luck Brewery Co., Ltd, Texhong (China) Investment Co., Ltd., Guangzhou Liby Enterprise Group Co., Astro All Asia Networks PLC, KyungDong Navien Co., Ltd., Microelectronics Technology Inc.
Sybase - YunNan Local Taxation, Jiaxing International Creative Culture Industry Park
SAP Business ByDesign
Hartung Consulting, KAI Computer Services Limited, Tennants Fine Chemicals Ltd, Dicentra, RB-INFO Kontor, HBC, Framos, EURO RSCG, siller AG, Wildnissport, Nowis
Q1 2011 Interim Report
SAP’s Q1 2011 Interim Report was published today and is available at www.sap.com/investor for download.

SAP Reports First Quarter 2011 Results	Page 5
Webcast
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.
2010 Annual Report
The 2010 Annual Report was published on March 18, 2011 and is available for download at www.sap.com/investor.
About SAP
As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device — SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 170,000 customers (includes customers from the acquisition of Sybase) to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
© 2011 SAP AG. All rights reserved.
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.

Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company.

All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

These materials are subject to change without notice. These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.
Note to editors:
To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Reports First Quarter 2011 Results	Page 6
For customers interested in learning more about SAP products:
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For more information, press only:
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For more information, financial community only:
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Follow SAP Investor Relations on Twitter at @sapinvestor.
Appendix — Financial Information to Follow

FINANCIAL INFORMATION
FOR THE FIRST QUARTER 2011
(Condensed and Unaudited)

Page
Financial Statements (IFRS)
Income Statements	F1
Statements of Financial Position	F2
Statements of Cash Flows	F3

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F4
Revenue by Region	F5

Financial Statements (IFRS)
CONSOLIDATED INCOME STATEMENTS
for the three months ended March 31

€ millions, unless otherwise stated	2011	2010	Change in %
Software revenue	583	464	26
Support revenue	1,655	1,394	19
Subscription and other software-related service revenue	89	89	0
Software and software-related service revenue	2,327	1,947	20
Consulting revenue	570	479	19
Other service revenue	127	83	53
Professional services and other service revenue	697	562	24
Total revenue	3,024	2,509	21
Cost of software and software-related services	-495	-399	24
Cost of professional services and other services	-577	-451	28
Research and development	-498	-393	27
Sales and marketing	-677	-557	22
General and administration	-177	-148	20
TomorrowNow litigation	-2	0	N/A
Other operating income/expense, net	-1	-4	-75
Total operating expenses	-2,427	-1,952	24
Operating profit	597	557	7
Other non-operating income/ expense, net	0	-36	-100
Finance income	29	15	93
Finance costs	-43	-15	>100
Financial income, net	-14	0	N/A
Profit before tax	583	521	12
Income tax expense	-180	-134	34
Profit after tax	403	387	4
— Profit attributable to non-controlling interests	0	0	0
— Profit attributable to owners of parent	403	387	4
Basic earnings per share, in € *	0.34	0.33	3
Diluted earnings per share, in € *	0.34	0.33	3

*	For the three months ended March 31, 2011 and 2010 the weighted average number of shares were 1,188 million (Diluted: 1,189 million) and 1,189 million (Diluted: 1,190 million), respectively (treasury stock excluded).

F1

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
as at March 31, 2011 and December 31, 2010

€ millions	2011	2010
Cash and cash equivalents	4,477	3,518
Other financial assets	252	158
Trade and other receivables	3,214	3,099
Other non-financial assets	210	181
Tax assets	135	187
Total current assets	8,288	7,143
Goodwill	8,264	8,428
Intangible assets	2,218	2,376
Property, plant, and equipment	1,443	1,449
Other financial assets	446	475
Trade and other receivables	75	78
Other non-financial assets	30	31
Tax assets	124	122
Deferred tax assets	722	737
Total non-current assets	13,322	13,696
Total assets	21,610	20,839

€ millions	2011	2010
Trade and other payables	794	923
Tax liabilities	77	164
Financial liabilities	141	142
Other non-financial liabilities	1,129	1,726
Provision TomorrowNow litigation	938	997
Other provisions	360	290
Provisions	1,298	1,287
Deferred income	2,773	911
Total current liabilities	6,212	5,153
Trade and other payables	43	30
Tax liabilities	403	369
Financial liabilities	3,906	4,449
Other non-financial liabilities	91	85
Provisions	247	292
Deferred tax liabilities	562	574
Deferred income	57	63
Total non-current liabilities	5,309	5,862
Total liabilities	11,521	11,015
Issued capital	1,228	1,227
Share premium	386	337
Retained earnings	10,159	9,767
Other components of equity	-288	-142
Treasury shares	-1,406	-1,382
Equity attributable to owners of parent	10,079	9,807
Non-cont rolling interests	10	17
Total equity	10,089	9,824
Equity and liabilities	21,610	20,839

F2

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31

€ millions	2011	2010
Profit after tax	403	387
Adjustments to reconcile profit after taxes to net cash provided by operating
Depreciation and amortization	178	111
Income tax expense	180	134
Finance income and finance costs, net	14	0
Gains/ losses on disposals of non-current assets	1	1
Decrease/ increase in sales and bad debt allowances on trade receivables	21	21
Other adjustments for non-cash items	-11	6
Decrease/ increase in trade receivables	-233	-915
Decrease/ increase in other assets	-105	-11
Decrease/ increase in trade payables, provisions and other liabilities	-593	-348
Decrease/ increase in deferred income	1,944	1,592
Cash paid due to TomorrowNow litigation	-2	-5
Interest paid	-21	-12
Interest received	20	11
Income taxes paid, net of refunds	-204	-200
Net cash flows from operating activities	1,592	772
Purchase of intangible assets and property, plant, equipment and business combinations	-141	-57
Proceeds from sales of intangible assets or property, plant, and equipment	10	9
Purchase of equity or debt instruments of other entities	-79	-318
Proceeds from sales of equity or debt instruments of other entities	103	122
Net cash flows from investing activities	-107	-244
Purchase of non-controlling interests	-21	0
Purchase of treasury shares	-158	-120
Proceeds from reissuance of treasury shares	141	81
Proceeds from issuing shares (share-based compensation)	29	20
Proceeds from borrowings	2	1
Repayments of borrowings	-504	0
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-14
Proceeds from exercise of equity-based derivative financial instruments	0	4
Net cash flows from financing activities	-511	-28
Effect of foreign exchange rates on cash and cash equivalents	-15	29
Net decrease/ increase in cash and cash equivalents	959	529
Cash and cash equivalents at the beginning of the period	3,518	1,884
Cash and cash equivalents at the end of the period	4,477	2,413

F3

Supplementary Financial Information
RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS
(Unaudited)
The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	583	0	583	-6	577	464	0	464	26	26	24
Support revenue	1,655	17	1,672	-50	1,622	1,394	0	1,394	19	20	16
Subscription and other software-related service revenue	89	0	89	-2	87	89	0	89	0	0	-2
Software and software-related service revenue	2,327	17	2,344	-58	2,286	1,947	0	1,947	20	20	17
Consulting revenue	570	0	570	-14	556	479	0	479	19	19	16
Other service revenue	127	0	127	-3	124	83	0	83	53	53	49
Professional services and other service revenue	697	0	697	-17	680	562	0	562	24	24	21
Total revenue	3,024	17	3,041	-75	2,966	2,509	0	2,509	21	21	18

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-495	77	-418			-399	41	-358	24	17
Cost of professional services and other services	-577	13	-564			-451	1	-450	28	25
Research and development	-498	23	-475			-393	2	-391	27	21
Sales and marketing	-677	38	-639			-557	13	-544	22	17
General and administration	-177	12	-165			-148	3	-145	20	14
TomorrowNow litigation	-2	2	0			0	0	0	N/ A	0
Other operating income/ expense, net	-1	0	-1			-4	0	-4	-75	-75
Total operating expenses	-2,427	165	-2,262	45	-2,217	-1,952	59	-1,892	24	20	17

Non-IFRS Profit Numbers
Operating profit	597	182	779	-30	749	557	59	617	7	26	21
Other non-operating income/expense, net	0	0	0			-36	7	-30	-100	-100
Finance income	29	0	29			15	0	15	93	93
Finance costs	-43	0	-43			-15	0	-15	>100	>100
Finance income, net	-14	0	-14			0	0	0	N/ A	N/ A
Profit before tax	583	182	765			521	66	587	12	30
Income tax expense	-180	-57	-237			-134	-14	-148	34	60
Profit after tax	403	125	528			387	52	439	4	20
Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
Profit attributable to owners of parent	403	125	528			387	52	439	4	20
Non-IFRS Key Ratios
Operating margin in %	19.7		25.6		25.3	22.2		24.6	-2.5pp	1.0pp	0.7pp
Effective tax rate in %	30.9		31.0			25.7		25.2	5.2pp	5.8pp
Basic earnings per share, in €	0.34		0.44			0.33		0.37	3	19

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.

F4

REVENUE BY REGION
(Unaudited)
The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact* *	currency* *	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency* *
Software revenue by region
EMEA	251	0	251	-2	249	218	0	218	15	15	14
Americas	231	0	231	1	232	171	0	171	35	35	36
Asia Pacific Japan	101	0	101	-4	97	74	0	74	36	36	31

Software revenue	583	0	583	-6	577	464	0	464	26	26	24

Software and software-related service revenue by region
Germany	331	0	331	0	331	310	0	310	7	7	7
Rest of EMEA	795	5	800	-19	781	691	0	691	15	16	13
Total EMEA	1,126	5	1,131	-19	1,112	1,001	0	1,001	12	13	11
United States	620	9	629	-2	627	471	0	471	32	34	33
Rest of Americas	222	1	223	-11	212	192	0	192	16	16	10
Total Americas	842	11	853	-14	839	663	0	663	27	29	27
Japan	124	1	125	-12	113	98	0	98	27	28	15
Rest of Asia Pacific Japan	236	1	237	-15	222	185	0	185	28	28	20
Total Asia Pacific Japan	360	1	361	-26	335	283	0	283	27	28	18

Software and software-related service revenue	2,327	17	2,344	-58	2,286	1,947	0	1,947	20	20	17

Total revenue by region
Germany	485	0	485	0	485	444	0	444	9	9	9
Rest of EMEA	997	5	1,002	-25	977	859	0	859	16	17	14
Total EMEA	1,482	5	1,487	-24	1,463	1,302	0	1,302	14	14	12
United States	819	9	828	-3	825	620	0	620	32	34	33
Rest of Americas	292	1	293	-14	279	247	0	247	18	19	13
Total Americas	1,111	11	1,122	-18	1,104	867	0	867	28	29	27
Japan	140	1	141	-14	127	111	0	111	26	27	14
Rest of Asia Pacific Japan	291	1	292	-19	273	229	0	229	27	28	19
Total Asia Pacific Japan	431	1	432	-32	400	340	0	340	27	27	18

Total revenue	3,024	17	3,041	-75	2,966	2,509	0	2,509	21	21	18

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.
For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/about/investor/index.epx).

F5